Filed by Baytex Energy Corp.

(Commission File No. 1-32754)

pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Ranger Oil Corporation

(Commission File No. 1-13283)

Company Name: Baytex Energy Corp. (BTE)

Explanatory Note: This filing amends the Form 425 that was previously filed on March 10, 2023 by inserting the legend listed below under the heading “IMPORTANT INFORMATION FOR SHAREHOLDERS.”

Baytex Energy Corp.

Baytex Energy – TD Securities Inc. Virtual Fireside Chat

Transcript

Date: Thursday March 9, 2023

Time: 10:00 AM ET

Speakers:

Eric Greager

President & Chief Executive Officer, Baytex Energy

Menno Hulshof

Managing Director, Institutional Equities, TD Securities Inc.

Company Name: Baytex Energy Corp. (BTE)

Menno:	Good morning Eric.

Eric:	Good morning.

Menno:	On behalf of TD Cowen, and it’s going to take me a bit of time to getting used to saying that, I would like to thank you for joining us today. I understand it’s been nonstop for you and the team since the Ranger deal was announced. So I do appreciate your taking the time.

Eric:	Absolutely. Thank you. Yeah, we were actually working on the final days in Toronto, a number of days in Toronto, New York, Miami earlier this week. Brian and I just put back down here for the West yesterday; and after talking about the deal. And congratulations on the TD Cowen.

Menno:	Appreciate that. In terms of the program, we have about 45 to 50 minutes. And what I’ll do is maybe manage the questions for the first 30 minutes or so, just to make sure we get through some of the really important stuff. And then we’ll open it up to everyone on the line. And you can just submit your questions through the portal. And I’m already seeing a bunch of them come through.

Maybe, Eric, we’ll just start the conversation off at a very high level and have you take a couple of minute just to walk us through your background, including your most recent experience is at Bonanza Creek and Civitas. And maybe you can also touch on what drew you to Baytex and what you’ve been most surprised by, good or bad, in the short time that you’ve been with the company.

Eric:	You bet, you bet. So I have a long history of fulsome answers. I’ll try to keep it succinct. Just to understand something about, Kenneth(?), who I am within my DNA, grew up in Western Colorado, a farming and ranching family, hunting and fishing. This part of oil and gas goes deep in Colorado. It goes deep in Alberta, Saskatchewan, Texas.

It’s extraordinarily important to society. I mean fundamentally, what we do is provide energy for society. And I believe because energy is the #1 factor to food production worldwide, literally, people will love and die by adequate energy supplies for society.

Everyone on this call I’m sure already agrees with that. But as a farmer and rancher, we were very interested in conservation, all the way through. And it’s important to us at Baytex to continue to build a bigger enterprise, but also a better, more responsible, or financially to our shareholders, but all of our stockholders, including our employees, bond holders, surface land owners and all the rest.

Company Name: Baytex Energy Corp. (BTE)

And this runs through all the work that we’ve done, and Baytex in all of my history, again, born and raised in Colorado. I went to Colorado School Mines, graduated with an engineering degree. Spent the first 11 years of my career after I graduated with Helmerich & Payne. A very deep dive in the service sector, operationally growing in casing and cementing wells all across North America, offshore Gulf of Mexico to the West Coast; deep into South Texas, Pearsall and Eagle Ford, early in my career; deep high temperature, high pressure. And then later in my career after 11 years at H&P, I went back to the Gulf of Mexico. I did two years with Dominion A&P in the Gulf of Mexico. These were deep water operations, also blue water jackups.

I had in my time with H&P I had done various consulting assignments within Exxon, Shell, BP, both in Houston and New Orleans. And so I had a fair bit of experience within the majors. That was an extraordinarily important training ground for me technically and operationally. And you couple that with the real roll up the sleeves kind of service sector work at H&P. And the first 14 or 15 years of my career I was just extraordinarily steep learning curve, lots and lots of exposure across the board to all manner of drilling, completions, offshore, onshore.

And then this kind of set the stage for the onset of fracture stimulation, which everybody recognizes was revolutionary. I joined Encana in 2006. My wife and I essentially had – we had our three children in New Orleans up in 2004 when I left Helmerich & Payne, Hurricanes Katrina and Rita hit back to back and we were evacuated. My office, right downtown next to the Superdome was damaged. One could say destroyed.

And I took my family – of course we had good intelligence from the Gulf. We evacuated ahead of the crowd. Got into Houston, a few weeks later we’re evacuated from our evacuation center in Houston. And my wife looked at me and she said what the hell are we doing? Like we’re both from Colorado, we’re both from the Rockies. We’re here in the Gulf of Mexico running around trying to escape hurricanes.

And so began looking – I really enjoyed the work but I began looking for an opportunity further West, back to Colorado. Encana was growing dramatically, building the Jonah operation and that was my entry point. I worked for 12 years at Encana. Absolutely love the company, love the experience they provided for me. Fabulous mentors. And just incredible experience.

Company Name: Baytex Energy Corp. (BTE)

And it’s how I got introduced to Canadian operations. Of course, in the Montney and the Duvernay they had substantial positions, which I was familiar with, working there. I worked my way from kind of a drilling superintendent manager, all the way through VP and General Manager for three years there. Before I left I was running a multi-basin portfolio, five assets across five basins in the US.

And that gave me the opportunity to really gain kind of in responsible charge of a multi-basin portfolio. How to pull assets through commerciality. Some which would ultimately be sold; some which would ultimately be maintained or delivered into the development plan.

And then I left Encana in 2018 to join Bonanza Creek Energy. This was my first opportunity to really kind of cut my teeth as a CEO. Small Eastern flanked publicly traded company in DJ with Mid-Continent and asset. I joined in April of 2018 and I left Bonanza Creek in February of ’22. So about this time last year.

Four years, we did an incredible – we had an incredible run at BCEI, Civitas. We sold one – we sold the Mid-Continent asset pretty quickly after I joined the company. That was August of 2018. And then road through the regulatory turmoil and difficulty with regard to just the service cultural tension that existed – exist less today, but existed in spades at the time.

It helped me understand when you compare and contrast the pure play exposure that a company like Bonanza Creek is a small publicly traded company exposed to a single play fully concentrated risk exposure – in this case, regulatory – to the multi-basin portfolio that I had charge over with Encana. You gain an understanding about why diversification matters. You’d have assets in different places along their maturity scale. Not firm maturity, but on the development maturity.

And I learned through one of the very best development companies that has ever existed, which is Encana, now Ovintiv, about how to bring assets through exploration, delineation, demonstration and full development. Some to sell, some to deliver to the development plan. And juxtapose that with the concentrated risk that I learned about in the DJ and then apply that to the modern world today, where we sit with Baytex.

Company Name: Baytex Energy Corp. (BTE)

And that gives a little bit of con – kind of context around why I believe in the world we live in today, that diversification matters. It matters in terms of the regulatory exposure. At Baytex we now have exposure to – we have Alberta regulatory construct, the Saskatchewan regulatory construct, obviously the Texas regulatory construct and the ability to move capital back and forth seamlessly to press advantages that are profitable in one area that might not exist in another.

And that is extraordinarily important, both to the resiliency of the business, as well as to the profitability. Let me stop there now. That’s a fulsome answer I think.

Menno:	Yeah, no, that was – we covered a lot of ground there. And you clearly have a lot of familiarity with Western Canada and the Gulf of Mexico as well. Which is great to hear. But maybe we’ll just cut to the chase on the Ranger acquisition. You now have two Eagle Ford assets that are more or less next to one another in the oil and condensate windows. One is operated, Ranger; the other is non-operated by Marathon.

But I guess the question is, what can we expect the dynamic between the two assets to look like? And are there opportunities to take learnings from one and apply it together? Because obviously Marathon has been doing really good things on the Karnes County acreage, in particular, for a long, long time.

Eric:	You bet. And I think – so organizationally we’re going to fold our Karnes Trough, mill and operational oversight into our Ranger team. We’ve got an absolutely fantastic team. And I’ll double back on this on why I have such confidence in the team, operationally and technically. It’s one of the things that’s very unique about this marriage between Baytex and Ranger.

But I want to get back to kind of how we’re going to do it and what we expect the dynamic to be. If you look at slide 7, and I’ve got the slide in front of me as I glance up to the screen behind my camera, you can see in the Karnes Trough, SW Karnes Trough, the 25% working interest in 80,000 gross acres that we have at Baytex in those four itemized.

This is the best unconventional resource in the world. It is absolutely phenomenal. Performs extremely well, drills well and then it’s high pressure, but it’s light suite. You naturally are going to get really, really good pricing. So we’ve got MEH pricing, which is WTI plus a couple of bucks today; access to shrimp channel gas pricing, which some day will be worth something again. And this is just really, really good acreage.

Company Name: Baytex Energy Corp. (BTE)

You couple that with the fact that Marathon is a very, very good operator. You just look in the record and you can see they have done really well in the Karnes Trough. It is really well on behalf of the partnership. And I see nothing but opportunity here. And so we have – because of the relationship between Ranger and Baytex – which again, I’ll double back on here shortly – but also between the Ranger team and the Marathon team, they have a long history of swaps and trades.

And now that we’re coupling this large AMI, again, 25% working interest and 80,000 gross acres on the Karnes Trough/Marathon operator, which is red, with what looks like blue to me on the Ranger operated acreage, we have a lot of opportunity to swap working interest; to swap DSUs; to extend the length; to just create more operational efficiency across both programs. We intend to do that; and this is a real opportunity that is unlocked through the marriage of Ranger and Baytex.

The reason I’ve got so much confidence in the team at Ranger is because I spent 12 years at Encana. Darrin Henke, they’ve got the CEO, President CEO of Ranger was there. He was my senior. I worked for Darrin for years. Julia and I worked together. She’s the COO at Ranger and will be running all of the Eagle Ford operations for Baytex/Ranger at the time when we get closed.

And Julia and I spent – I think she was there before I got there, left a little bit earlier; but we were there together for 10 years. I worked in different parts of the organization, but both operationally focused. Darrin and I’ve known each other or a very long time. I’ve watched them take these assets and demonstrate that the assets are far better than most people thought they were. And just look in the records. In the last 2.5 or 3 years, they’ve done an absolutely fantastic job.

There’s a young man that works there, his name is Taylor Young. I’ve known Taylor for a very long time. There’s a young man that works with Ed(?) Juniper’s organization, Garrett Churn(?). I’ve known Garrett for a very long time; and I’ve known Eddie and Juniper as well for a long time. And so this marriage, there’s fabric that goes across the relationships that allows us to have deeper than the VDR, deeper than one of the detailed kind of private data that you get through this kind of a valuation.

There’s a deep understanding that they have of the asset; and I don’t think there’s any outside company who understands the Ranger assets as well as Baytex does. When I joined Baytex back in November, the first question I asked is, who are we interested in and what are we interested in doing from a corporate development perspective? And the team had a model built that they had been tracking, both financially and operationally for years, using public data updated every quarter.

Company Name: Baytex Energy Corp. (BTE)

But I also had a model that I built this summer. And so my model wasn’t nearly as good as the team’s model. But when we brought these together, we were able to get a real jump on it. And that’s why in five short months we are able to get to where we are today, because I had a deep understanding and confidence in the assets. But more importantly, the team, Darrin, Julia, Taylor and all the rest – Rusty, for example, I’ve known for a long time. Very, very good team.

And that confidence was inspiring to me; and by proxy, it’s inspiring to our team. And in the deep dive we just kept finding opportunities to be mor encouraged. And so that’s the double-back I’ve been promising on the team; and it goes a long way, I think, to understanding why we could react so quickly.

Menno:	When you think about the differences between the Marathon operated and the Ranger operated assets, what would be sort of the top three major sort of differentiators when you look at the two asset cases?

Eric:	You know, the conference dropped particularly south of the Graben feature, which is clearly a seismic feature you can see. The Karnes Trough acreage that is Marathon operated, we’re non-op in, is just south of that. It extends _____ gas condensate(?) and gets a little gassier to the southeast as you move kind of down dpi in the Gulf Coast Basin. But it’s quiet, meaning it doesn’t have a lot of seismic complexity or geophysical complexity to even see, in terms of the structure in the subsurface.

Again, south of the Graben feature. The Graben feature itself is very noisy and busted up. But if you get south of it where this red poly, set of polygons, it’s a little bit quieter. They’ve got a lot of understanding, a lot of history in development there. As you move on trend to the northeast, it gets a little bit more seismically active, meaning it’s a little bit more fractured. There’s more faulting.

The team – and this is one of the things that I really credit the Ranger team, particularly in the last couple of years, to have done a fantastic job reprocessing the 3D seismic. Understanding at a very, very kind of deep and detailed level what those structural features look like and how to navigate the structural features.

Company Name: Baytex Energy Corp. (BTE)

Sometimes you can drill right through them, there’s nothing but a bit of fault gouge and you emerge on the other side. You can cheat the fault and drill longer. In other cases, the faults can be more problematic. And the team has done an extraordinary job in building out the dataset and how to navigate these. They’ve shown it to us; we’re very confident in it.

I drilled in fault and fractured zones and horizons throughout my past. There’s an established science to doing it, but you’ve got to have a good operational understanding. This Ranger team does. They’ve demonstrated it in the last couple of years.

And I would just point to yesterday’s release. The Ranger team just released a 3,000 boe a day IP30 well. 3,000 boe a day, now that is phenomenal. And when you look at the performance improvements they’ve put together, quarter over quarter, year over year in the last couple of years, they’re really unlocking the potential of this resource.

And I think that had we waited a year or two, what would have happened is everyone would have recognized that the team was unlocking the potential; and we wouldn’t have been able to sort of buy this asset, this team and merge these two entities together in the constructive way we have here, at such – on a creative big price to the Baytex shareholders.

And I think that’s really important on the timing. So we had a unique opportunity. We could react fast because of the confidence in the models and the confidence in the team. But also, I think we got such a fair price for the buyer because we saw what the world will see in just a few short quarters. And I think we were able to see it before the market saw it; and we’re able to sort of buy that opportunity.

I think primarily it is two things. It’s the fractured faulted nature, which if you can navigate the faults well, which we’re confident we can, a stress environment creates better fracture stimulation performance. And I think the 3,000 boe a day well really demonstrates that. It also tends to sit just a little bit up structure. So disproportionately liquids oriented. So we’ve got more flack oil, volatile oil and gas condensate on the Ranger lands. And you can see that, again, I’m sort of staring at slide 7.

You see the crude oil mix and the total liquids mix in red, as kind of 59% and 77%, respectively, on the MO operated Baytex standalone lands. And you see those same two numbers are 72 and 87. So it’s higher on the Ranger standalone lands. And of course, today liquids weighting is more profitable. But this gives us a the opportunity to move capital around across gas and oil, across different parts of both the operated and hopefully having some opportunities to influence Marathon about how they capitalize on the asset that’s non-operated as well. Let me stop there now.

Company Name: Baytex Energy Corp. (BTE)

Menno:	Sure. Well, that was very thorough. Maybe you and I were chatting about this before we got this fireside underway. But yeah, last week was a very busy week on the Baytex side of things. Had a lot of different conversations with a lot of different people. I had a number of people suggest that this acquisition and negative read-throughs for the rest of the portfolio, meaning that perhaps some of your other assets aren’t as competitive as previously thought or lacked the running room on trailing inventory. How would you respond to that?

Eric:	Yeah, I think it’s a reasonable reflex. People will often look at acquisitions or mergers as some sort of judgment on the existing portfolio. I would say that that’s a decent reflex, but it wouldn’t be the right read-through. And we’re looking at slide 9 here. What I want to point out is, the quality of our existing portfolio is absolutely fantastic. Again, I’m staring at slide 9 on the lower left panel. This relative IRR is a function of two key reserves on the X axis.

You see on the left, your standalone Baytex inventory – these are all run at $75 TI – and you see on the left there you’ve got kind of the steep collection of assets that set the Y axis. That’s our Clearwater at Peavine. I don’t have to tell anybody how spectacular that is. At $75 it’s generating 300 plus percent rate for return. In the first 18 months of ownership it’s paid back its entire acquisition value and upfront development capital.

And over the next decade of operations, Clearwater at Peavine will generate a billion dollars Canadian of free cashflow, over that decade. So if we could do nothing but Clearwater at Peavine across our entire $1.2 billion of capex per year, we would. But we can’t. It’s right now operating in the 12 to 15,000 barrel a day range. And we believe that’s the responsible place to operate. We’re pushing it harder if we can, but we want to be very transparent with all of our stakeholders, our shareholders, our landowners, our royalty interest partners.

Because people live on these lands in which we operate; and I’ve learned this over 30 years of operating in the US, Northern Arapahoe in Wyoming, in New Mexico’s _____ Apache and Navaho. Obviously, native relationships with the native peoples in Canada is something that the Baytex team has a lot of experience in. So we didn’t really have to tell each other how to do it. I think we all understood that being a responsible operator and sort of managing our commitments for pace of development within our headlines and our landowner relations is extremely important. So that’s why we’re continuing to deliver in this kind of 12 to 15,000 barrel a day plateau. And that is just the responsible way to operate.

Company Name: Baytex Energy Corp. (BTE)

As you look at the next group down, that’s mostly the Karnes Trough; and that’s our Marathon-operated interest. You see just to its right is kind of the top 40 or 50%, let’s call it 50%, of the opportunities on the newly merged Ranger lands. With the Ranger team and all of their operating and technical capability, you can see that those assets perform – the top of the assets perform in line with the Karnes Trough. And they step down a little bit at 725(?) as a WTI price.

And then you get into that kind of center orange block. You’ve got Duvernay assets that are kind of standalone Baytex. Viking assets on both the left and the right. We’ve got Lloydminster on the left. And so the point of this is to say, as you continue to work your way through these blended groups of both Ranger assets and both our heavy oil and our lighter oil assets in Canada, they mix very well.

And you can see, when I go through the capital allocation, you’ll see that we’re not diverting capital from Canada. We’ll spend $600 million in the four-quarter period after close on Canadian assets. I guess more clearly, on our Baytex standalone assets, which would include the Rick Benjer(?) lands. I’m sorry, the Baytex/Marathon-operated lands.

But in addition to that $600 million, Canadian owned or Baytex standalone lands, we will also spend another $600 million Canadian on the Ranger merged lands. And so what we’ve effectively done through this merger is, we’ve doubled the size of our opportunity set to deliver, on average, 85 or 90% returns, within the portfolio, at a 50 to 55% reinvestment rate. We’re doing so with 12 or 13% weighted average cost to capital through the merger, if you think about just kind of 50/50 debt and equity use to merge. We’ve got 12 to 15 years of kind of 75 to 95% returns. And to me, that’s just a really, really compelling opportunity.

At 75, you can see that the stepdown, the blending of Baytex standalone, Ranger standalone, Baytex standalone, Ranger standalone and _____ as you move away through the Skyline plot. But one of the things that I think is so important for the investor community to understand is, this is also a defensive asset. We talked about MEH pricing, TI plus. You look to the right, if you run this same portfolio at $55 TI, you still see the Clearwater at Peavine on _____ left. You still see the Karnes, but you see how the group of blue box as they compress and they move to the left.

Company Name: Baytex Energy Corp. (BTE)

And what that means is, it’s effectively a defensive asset. If prices go to $55, these assets are more profitable in our portfolio, relative to the entire portfolio. And as prices continue to go down, this asset continues to deliver free cashflow, even deep into the 40s. And so what we have now with Baytex, post-close, is we’ve got this defensive set of assets in South Texas, with MEH pricing. So you’ve got defense to the bottom, or low TI price, and you’ve got all this exposure, which we’re not diverting opportunities from, that has forked to the upside.

And so now you have more dimensionality, more ability to both protect the balance sheet, protect the business, protect shareholders, protect free cashflow and the return of capital in a defensive asset, but also maintaining all the torque that our heavy oil generates to the upside. And so when you couple that with the defense against kind of concentrated risks that we talked about earlier, with regard to the regulatory diversification, we now have heavy oil, light oil both in Canada, light oil on the Gulf Coast. And we’ve got multi-basin exposure to regulatory, this is just a much more durable and resilient set of assets and company.

And at the same time, we can deliver on accretion, basically all the way through the financial metrics, from unit revenues, all the way through operating cashflow per share, free cashflow per share. I mean at 20% accretion per share, all the way through our return of capital. And if you look at our return of capital on a long-term basis, over the next four years of our five-year plan, every shareholder, for every share they own, for every quarter they own it, they will have 23% more money in their pockets, just as a result of this transaction alone. Let me stop there now.

Menno:	If we pivot go back to the Ranger assets themselves and the development plan, I think you’ve talked about a 39% decline rate. I think you also talked about going from three rigs to two rigs. Can you just elaborate on what you have planned on those lands for the next call it 18 months? And how you would expect that to impact the corporate decline, which I believe on a blended basis is low 34/35% right now.

Eric:	Yeah, you’re right, 34% on the Baytex standalone. Of course, we have been underway on our reasonably modest kind of 3 to 4% development pace or growth pace. And that’s the way we’re going to operate the Ranger lands as well. Now the Ranger team has been growing the Ranger standalone lands much more significantly than that, running three rigs at times, even four rigs at times. We’re going to pull back and we’re going to run two rigs level loaded across the operation.

Company Name: Baytex Energy Corp. (BTE)

Julia and Darrin and their team have helped inform us on this. And it was a subject of lots and lots of work. But we really like this kind of call it low to single-digits production growth, 50-ish percent reinvestment rate. And that will take $600 million Canadian to run those two rigs, with a stimulation crew of right at the tailgate. We’ll maintain a working dock inventory, but not building up a whole bunch of docks in inventory. And it’s capitally efficient. It runs right on par with the capital efficiency at our standalone – not quite as good, because fracture stimulation is a little bit more capital enumerator. But the wells are actually phenomenal in the denominator of that capital efficiency calculation.

But it competes really well. And on an operating cashflow basis, it is definitely accretive to the overall cash cost structure of the Baytex business. And so the margin is a little bit better on the whole when you merge them together. The operating cash cost structure is lower on the whole. And the capital efficiency is just a little bit higher or slightly worse when you merge them all together. But the point of this is, on the whole, this is a far better business.

Now on declines, the 39% decline rate is certainly running the business faster as the Ranger team has done. As we moderate that pace of development, that’s going to come down call it, I’m going to say 37% is kind of what we’re thinking, 36/37% as we bring that down to the 3 or 4% production growth with two rigs and a frack trail(?).

And then when you blend that with the standalone Baytex at kind of 33/34%, you’re going to end up in the 35/36% kind of blended average decline rate. And given the operational cash cost structure, the margins and the free cashflow this combined business presents, what the opportunity is to really flex across such a large attack service, we believe we’re going to be able to make a lot of improvements along the way across the business.

Whether that’s TMX coming online and basis deals compressing, or whether that’s MEH coming on or free _____ connecting our gas to markets outside of the North American continent, I think there are tons of opportunities to unlock here.

So if the accretion is not good enough at 20 to 25% across all the cash metrics and over a four year, 0 to 30 year period, then there’s a ton of opportunity to continue to unlock, given this opportunity set.

Company Name: Baytex Energy Corp. (BTE)

We’ll continue to develop this thing over time, Menno, at 3 to 4%, 50 to 55 net wells, $600 million Canadian. Very levelized, very deliberate with a team that is second to none.

Menno:	So I did promise to open up the line to questions, so I’m just – I’ve got a bunch of them. So I’m going to consolidate them a little bit. Some of them relate to your sort of – some of the transactions that you complete at Bonanza Creek and Civitas. You’ve got one across the line at Baytex. How should we be thinking about your appetite for additional M&A going forward? Is this a one-and-done?

And I guess the other piece of that that I’m just, again, trying to consolidate questions here, how are you thinking about the Marathon-operated assets? I know under the prior leadership there was some openness to potentially unloading that if the right price or the right offer were made. But how are you thinking about all of that post Ranger?

Eric:	Yeah, so let me go back. I want to unpack the BCEI, _____ and the M&A piece. One should never do an M&A for the sake of M&A. Bigger for the sake of bigger is not in the interest of public shareholders. However, there’s a very clear correlation to market multiple expansion as E&P companies get bigger. And if you measure that in terms of EB or you measure that in terms of with a healthy balance sheet, in terms of market capitalization, either way, it’s very, very clear there’s a positive correlation to scale.

That is the market multiple, the market will deliver a better multiple. And there are fundamental reasons why that’s the case. It has to do with scale and investment grade credit and the lower cost to capital that comes both on the debt and the equity side of the business, when one reaches investment grade scale and investment grade credit quality. All of those are aspirational goals; but we’re in big step closer to all of those things.

And those are create straight through to the shareholders, because a lower cost to capital means a few percentage points of additional return to the shareholders. So when you think about M&A, it’s bigger for the sake of better. And I think we’ve printed a very, very good deal here that demonstrates how better looks. It’s not just scale, but it’s also accretion on every metric and it’s a more durable business at both low prices and high prices.

And then you think about how one goes about doing that. In April of 2018, the first thing we did at Bonanza Creek is we disposed of the Mid-Continent assets. It was a reasonably small transaction in an absolute sense; but given the scale, felt that was a $500 million publicly traded small cap primarily in the Eastern flank of the DJ, with these Mid-Con assets. We’ve got a premium price out of Mid-Con assets; and it’s an interesting story, but I won’t bore you with it today.

Company Name: Baytex Energy Corp. (BTE)

And that was August of ’18. And then, of course, the regulatory construct set in and it was top on all public companies in DJ. But what we did is recognize that outside competition, outside capital won’t be competing in the DJ, given the regulatory construct. And we could use that to our advantage. And so because it reset the table and we had the opportunity to take our balance sheet to net cash with that transaction, we did so.

And then we really invested hard in our assets; and we demonstrated that the Eastern flank of the DJ, while objectively maybe in the bottom half of the resource quality, as you measure it in terms of let’s say resistivity as a simple measure of resource quality, over the four-year period out of all the operators that were operating in that four-year period, from the day I started to the day I stepped down, objectively the kind of bottom half objectively, source quality punched at the very top of the pack. Top Delsa(?) land.

Second, all the way to Nobel and _____ by the absolutely large-scale and top-quality resource, to BCEI’s west. Put that in context, you take let’s call them tier 2 assets. We spent time and energy in helping unlock the resource quality and deliver basically the concept that was if you stimulate right and you take a systems engineering approach to reservoir pressure management, all the rest that had to be done during the Bonanza Creek apparatus, you could deliver decile performance out of tier 2 assets.

We did that; it’s in the record; and over time, what that did is it allowed us one, to gain a great deal of confidence in the shareholder and investment community. But two, through the balance sheet strength when COVID hit, others weren’t as strong in the Basin and there was no outside capital to compete with. So it became effectively reverse option.

We acquired, it was an acquisition by merger of HighPoint, at a discount to low PDP. We worked directly with their barn holder group to do so. That was as one-of-a-kind toggle mechanism through that deal. Public merger. We doubled in size there and then we doubled again – we closed that in April of ’21. We announced the 50/50 MOE with extraction in May of ’21. And then before we filed the merger proxy statement, we folded in Crestone Peak as a joint acquisition. Again, another one-of-a-kind deal. And closed those in November of ’21, doubling the size again. So you double it again.

Company Name: Baytex Energy Corp. (BTE)

And then moving in toward the end of the year, plus closing, we made a small acquisition of Bison that was a private entity. And then coincident with that announcement, I stepped down – personal reasons. Four years of _____ and fighting through regulatory was enough to make me want to take a breather. And I did in February step down. Absolutely loved that business. Created a great deal of value. We took that company from let’s just say round numbers, $500 million market cap to almost $6 billion in February of 2022. And did so without leverage.

Now, looking back, leverage could have amplified that total shareholder returns even more. But if you look back from the day I started to the day I ended, it wasn’t because of me, but you just mark that time, my total shareholder return on an absolute basis for BCEI over that almost four-year period, was the highest of any EP&P company, large or small, any basin, anywhere in the US.

And that included Baytex and it includes everyone, including Magnolia. We actually – Magnolia was – this is back at the time I started – that’s a phenomenal company. Really rewarded well with its market multiple. That’s the only company to the left on that TSR plot; and it was something like 30 companies that existed at the time.

And so any investment banker can do that work for you, but I think that’s a demonstration – 12 times, 10 to 12 times in growth in market capitalization, without leverage, and the highest owned shareholder return growth over the same four-year period.

And I’m confident, I’m absolutely confident that Baytex is starting with a better set of assets in a better place. And if you apply the same kind of application, discipline M&A, bigger for better’s sake, along with the fact that you can create advantages across the larger portfolio, I think we stand to do quite a bit better, in terms of just what Baytex is capable of. And really, really excited t get the Ranger team together with the Baytex team and unlock the potential in the people; unlock the potential in the resource. And I couldn’t be more confident. Let me stop there now and feel free to auger in in any part of that.

Menno:	Yeah, I mean we will enter that excursive as well of just sort of mapping out the performance of Bonanza Creek. And it was, to your point, pretty stoned(?). Maybe I’ll just touch on sort of the cross-border of business model. There’s not too many companies that have that. It’s yourself, it’s Ovintiv, Enerplus have that. Now they’re effectively out of Canada, solely focused on the US. You just relisted on the MISE. Ovintiv chose to resell to the US.

Company Name: Baytex Energy Corp. (BTE)

Sort of a lot to just speak to there. But more broadly, how are you thinking about the advantages versus the disadvantages of the cross-border model and how committed are you to that? Is that just – I guess my question, is that an output or did you or is that something – that’s something you’re actively – that you expect to actively pursue longer term?

Eric:	Yeah, so let me say at the offset, we have no plans for redomicile. There’s no reason why we would pursue that. We absolutely love the headquarters office in Calgary. I think listing on TSX and MISE is absolutely the right thing to do in terms of unlocking the largest possible investor base. Also initiating the dividend opens up a whole world of kind of income-oriented institutional investors. And also, it’s just the right thing to do as one buys back shares. And hopefully begins to flirt with ones’ kind of intrinsic value, you want to have a dividend that you can not only grow over time, but also have a dividend that you can kind of lean on in event that you need to pull back from your share repurchase plan.

It would be a good problem to have if one was priced at the point of intrinsic value. But right now we’re disproportionately shareholder, or share repurchase oriented. But we intend to grow the dividend over time. It opens up a lot of shareholders on both sides of the border. We like that. We think the NYSA listing does as well. We like that. With love headquarters in Calgary and we love our assets in the Western Canadian Sedimentary Basin.

When you put these things together, I think it stands on its own, just the dimensionality and the opportunities that we can push and probe and press, like today, the phenomenal capabilities of the team and rolling the industrial logic of the Marathon-operated assets into the operated team with the premium pricing to the south. But then you look at the Torque that the northern assets provide, potentially heavier oil, with the performance at Peavine, but also our exposure at Lloyd and a lot of heavy oil exposure in the Broader Peace River, our exploration program across the Clearwater Fairway.

We have tons of opportunities to the north and as TMX compresses, have hopes to compress that in the basis diff; we were very conservative in how we ran our basis diff in these models of 17.50. We’re already above that and we haven’t had any of that to kind of a merit of earned free cashflow. But at 80 bucks, this business prints $1.2 billion a year of free cashflow. And that’s assuming 17.50 basis. As that basis compresses, those numbers goes up.

Company Name: Baytex Energy Corp. (BTE)

If you like 90 better as the WTI, the net free cashflow goes to $1.7 billion Canadian. And half of that will go to debt paydown and half of that will be allocated to return of capital, until we get to our next milestone. At which point we step up our return to capital even more.

I think the time has kind of come where acreage acquisitions have mostly run their course in North America. The positions are held and inventory is kind of the main game over the next, I’m going to say zero to five years. The world is going to come to realize it’s short of oil. Maybe not today, maybe not tomorrow, in the quarters and the years to come, the world is going to recognize it’s short of oil. And the world is also going to recognize that it’s North America that could answer that.

We have short cycle capital. We have a very strong regulatory apparatus. We have the best and most fluent investor base in the world; and it’s that – if it’s North American oil that can answer that call. We will continue growing at 3 or 4% per year production growth and generating a lot of free cashflow, to the benefit of our shareholders over time. But I think this asset base stands on its own, in terms of its accretion, in terms of the free cashflow it can print, in terms of the structure, the return of capital framework.

And in terms of our opportunities to move capital north and south of the border with very limited friction, through a multitude of commodity exposure; heavy oil; light oil; NGLs; natural gas; and obviously, across multiple price points; MSW at Evanton; WCS heavy, as well as MEH Houston and ship channel gas. We’ve got a lot of opportunities to really take advantage of the upside.

Opportunity is the name of the game and inventory is where you’re going to get it these days. And I also think that scale is going to matter a lot in terms of kind of how one _____. Very few companies our size sit on 1.7 million acres of oil related exposure. And that’s what we’ve got. It’s a real – like this is a sleeping giant. I’m convinced of it. And we can print a lot of cashflow along the way. So it’s not like you have to wait, if you’re an investor, for three to five years. We’re doing it tomorrow. As soon as we close this thing, we’re going to step up.

Menno:	Yeah, and I’m getting a couple of questions on sort of that the remaining steps that need to be taken to get this deal across the line. Is there any risk in deal closure?

Company Name: Baytex Energy Corp. (BTE)

Eric:	There is only some risk, but we worked very hard to structure this deal. Again, I mentioned that I’ve known Eddie for a long time. I’ve known members of his team for a long time. I know Ranger team for a long time. So on both sides, they feel very good. Obviously unanimous support from both boards.

But the other thing that’s unique about this is, the Juniper capital ownership or Ranger as a standalone entity was 54%. And the threshold for shareholder votes in the states on the go(?) like this is 50% plus 1. And so Juniper can and has signed the support agreement to deliver their shareholder vote in favor of this deal. And so on our side, we intend to deliver our shareholders. And we believe this deal stands on its own. I think the shareholders over time are going to grow to love what it stands for.

There’s nothing not to love except the emotional reaction to the idea, which I think we’ve largely worked through, because the merits of this deal, both low price durability, high price torque, as well as opportunities to create a more durable framework across regulatory time and space; commodity time and space; and pricing in markets time and space. It’s a phenomenal opportunity. And I think the deal stands on its own. I’m quite confident we’ll deliver our shareholders. I’m quite confident with the Ranger shareholders, we’re deliver a favorable vote.

Steps along the way, there’s an antitrust process called Hart-Scott-Rodino. The HSR clearance, I’ve never had it stand in the way, so knock on wood it won’t stand in the way of this deal. I don’t see how it could from an anticompetitive perspective. But that is a regulatory hurdle that needs to be cleared.

And obviously we have regulatory filings as to public companies on both sides of the border. And then we’ve got the shareholder vote. But we’ve committed financing. We have a strong bank group and it’s an incredible asset package combined. I mean, two companies that are great standalone, but as a combined company, far better than either company could be standalone.

I couldn’t be more excited and I just want to keep delivering the message to folks so they can understand more and more. And I’m happy to keep doing these, Menno, as you get more questions.

Menno:	Maybe we’ll just continue the rapid fire. This is a fixed-income question. Could you, what are the interest rates on the new credit facilities for the acquisition, with _____ bridge, etcetera?

Company Name: Baytex Energy Corp. (BTE)

Eric:	Yes, Chad Kalmakoff thought this far better to have this conversation, so whoever asked that, please ask them to call to Brian, to IRO, or through you and your team. Chad Kalmakoff is our CFO.

What I will say is our credit facility is a non-RBL based. It’s a covenant-based credit facility, so it doesn’t have six-month redeterminations on reserves. It’s not like the US facilities, number one.

Number two, it’s being expanded and it’s a SOFR+, so it’s variable. SOFR is the new version of LIBOR. It’s a SOFR+ facility; and as everyone knows, cost to capital is going up on the back of all the central banks around the world raising interest rates. So, that will go up.

I think it’s SOFR+ 200 BPS, but Chad is far better – maybe it’s 175 – but again, Chad will have the right answer on that. But it’s a SOFR-based facility. And that’s going up, so an absolute turn, some of it’s going to be financed at SOFR+, up a small bit; and some of it’s going to be financed with a combination of a term loan and then committed bridge financing to a high yield offering.

We intend to, over the next couple of weeks, start getting really busy around a high-yield offer, Frank(?), and that will be something that Chad is going to lead along with banking colleagues. And then there will be a lot more time to talk about the financing and the cost. But I think one could expect that today, in a world we live in, that high yield might go for 9%. And I’m guessing. So take that for what it’s worth. You’re getting that from a drilling engineer, not a finance guy.

But I think a new high-yield issue in today’s world, five-year no-call two or something maybe a touch longer than that. We’ll probably go for nine and then our grill(?) is probably notionally at, let’s call it, 6.5, in terms of our – maybe 7, in terms of facility.

So when you look at those together, that’s how I kind of arrive at this notional construct of 8% cost to debt. And then you look at the free cashflow yield and that’s, let’s call it, 16%, maybe 20. But for round numbers, this is how we get to kind of the weighted average cost to capital, years to merge the two entities and finance the deal, against 12 to 15 years of 75 to 95% returns. Go ahead Menno, next rapid fire.

Menno:	Just on the _____ turnaround over the next five minutes here. I think I promised you 45 minutes and we’re way up on 50 plus…

Company Name: Baytex Energy Corp. (BTE)

Eric:	It’s all on me. _____.

Menno:	No. Hedging, is there any desire to maybe lock in the payoff period on this acquisition through hedges upon what you have on the books right now?

Eric:	Yes. We do intend to layer inputs and those blooks will be set, I’m just going to say notionally, again. It’s a team. It’s a combined team of very smart folks, including a lot of input from our board on how we set these. But we intend to layer inputs. Notionally at about $60 WTI. Layering those in over time.

And we intend to also layer in calls, probably a little bit further out in time. With the intention here is to separate the puts and calls so that they are not necessarily a cashless(?) caller. They’ll appear as though you’re setting up a caller structure, but the duration and the time period won’t necessarily be coincident. So a person who calls will be offsetting one another in every time period.

The reason I mention that nuance is because we want to be able to roll the calls up and out. There’s backward _____ in the strip is challenging to set a call structure, so that it doesn’t clip your upside. None of us want our upside to be clipped; and we’re willing to pay a little bit of our cashflow in order to maintain a little bit of upside. So we will set the puts in a way that protects our downside. Again, call it 60. But the team together will – with our boards will make that call, or that decision.

But the calls themselves, we will put those in place in a way to one, help offset the puts. We’re selling the calls to help offset the cost of the puts. But also we want to be sure that we’re not just kind of mindlessly racing forward with callers that constrain our upside. And we will be diligent about taking advantage of opportunities to roll those calls up and out as longer dated contracts roll into shorter dated contracts and give us the opportunities to do so.

So, I hope that’s a clear answer. We are intending to do it. The level notionally will go from say 20%. I think we’re at 18 today. So call it 18% of the standalone Baytex, to notionally 40%, in terms of volume hedge. And this is how we’re going to do it. We’re going to layer in the puts and we’re going to separately lower in the calls; and we’re going to do so in a way to give us maximum exposure to the upside. Because I firmly believe the world is _____ and we’ll come to know that over the next couple of quarters.

Company Name: Baytex Energy Corp. (BTE)

Menno:	And last question, I promise. I think it’s an easy one. Deal synergies. Presumably there aren’t any, or they’re very negligible. But any color there would be good.

Eric:	Yeah, we didn’t make a big fuss about synergies because it’s pretty clear this deal was meant, primarily, to create an operating capability and really drive accretion to the combined business. I’ve gone through that a lot already. The synergies that we’ve identified in our deck are about $15 million per year Canadian. That’s a combination of just eliminating redundancy on both sides. And let me just give you a couple of examples of how that redundancy comes to be.

You don’t need two boards. You only need one board. There’s a redundancy there in terms of just cash retention and then travel costs and all the rest. And then you don’t need two leadership teams. So, Darrin and I are friends long, long time friends; and he’s done an extraordinary job. But, you don’t need both of us. And there’s synergy there. Likewise with the CFO and other members of the C-suite.

So, we’ll bring Julia on as a top leadership. She’s topflight, as good as it gets anywhere in the world. And she know these assets cold. And she will continue running not only the Ranger assets, on behalf of Baytex, but also running the non-op side of the business as well. Her scope increases.

And then you’re keeping almost all of that very lean, very high-performing operations team. We’re keeping almost all the rest of them. So there’s redundancy in the C-suite and there’s redundancy at the board level. And then there is other back office redundancy, which you might not think about. But outside financial _____, you don’t need two. Outside SOX audit, you don’t need two. Outside IQREs, you don’t need two.

There’s a lot of rationalization in I would say IT systems. And I don’t mean people necessarily. But I mean redundancy in systems. Subscriptions, you combine two subscriptions into one and you save 50%. There are lots of economies of scale in purchasing power.

Again, if you take $15 million Canadian per year and you run that out at a 10% discount, it’s about $100 million, all in PV. So it’s not nothing. But it wasn’t a real driver of this deal.

Menno:	That’s great color. I think we’ll -- we’re coming up on the hour, so I think we’ll wrap it up there. Again, really appreciate your taking the time. I know it’s been very busy 10 days. And maybe we’ll get you back in six months or so, just to see where things stand. Thanks to everyone on the line for joining us. And have a great day.

Company Name: Baytex Energy Corp. (BTE)

Eric:	Menno, thank you. Thanks to everyone.

Menno:	Thanks Eric. Take care.

END

IMPORTANT INFORMATION FOR SHAREHOLDERS

Important Information for Shareholders and Where to Find It

No Offer or Solicitation

This communication relates to the proposed merger transactions of Baytex Energy Corp. (“Baytex”) with Ranger Oil Corporation (“Ranger” and such transactions, collectively, the “Transaction”). This communications is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important Additional Information and Where to Find It

In connection with the proposed Transaction, Baytex intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Baytex securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Baytex and Ranger also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Baytex or Ranger may file with the SEC in connection with the Transaction. U.S. INVESTORS AND U.S. HOLDERS OF BAYTEX AND RANGER SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BAYTEX, RANGER AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Baytex and Ranger once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Baytex and Ranger without charge.

Company Name: Baytex Energy Corp. (BTE)

Participants in the Solicitation

Baytex, Ranger and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Baytex’s shareholders and the solicitation of proxies from Ranger’s shareholders, in each case with respect to the Transaction. Information about Baytex’s directors and executive officers is available in the Annual Information Form published February 23, 2023 and in the proxy statement/prospectus (when available). Information about the Ranger’s directors and executive officers is available in its definitive proxy statement for its 2022 annual meeting filed with the SEC on April 1, 2022, and in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Transaction when they become available. Shareholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.